Filed Pursuant to Rule 433

Registration No. 333-131970

$1,050,000,000
3-YEAR FLOATING RATE GLOBAL SENIOR NOTES

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.
Ratings:	Aa3 / A+ / AA- (Stable / Positive / Stable)
Note type:	Global Senior Notes
Minimum denomination:	$2,000 x $1,000
Trade date:	May 31, 2006
Settlement date:	June 7, 2006 (T+5)
Maturity date:	June 5, 2009
Principal amount:	$1,050,000,000
Benchmark:	3-Month LIBOR ("3mL")
Re-offer spread:	+ 8 bps
Re-offer yield to maturity:	3mL + 8 bps
Coupon:	3mL + 8 bps
Public offering price:	100.000%
Gross spread:	0.250%
Price to issuer:	99.750%
Net proceeds to Issuer:	$1,047,375,000
Interest payment dates:	March 7th, June 7th, September 7th & December 7th (First payment: September 7th, 2006) Short Final Coupon: June 5th, 2009 Subject to modified following business day convention.
Interest reset dates:	Each interest payment date (or, with respect to the initial interest period, June 7th, 2006)
Interest Determination Date:	Two London Business Days prior to each Interest Reset Date
Day count:	Act/360
CUSIP:	225434BG3
ISIN:	US225434BG34
Sole Bookrunner (91%):	Credit Suisse
Co-managers: (0.75% each)

BB&T Capital Markets, Inc.

BNP PARIBAS

Comerica Securities

Danske Markets

HSBC

KeyBanc Capital Markets

Mellon Financial Markets, LLC

Morgan Keegan & Company, Inc.

National Australia Bank Limited

SEB Merchant Banking

Wells Fargo Securities

Junior Co-managers: (0.375% each)	Trilon International Inc. The Williams Capital Group, L.P.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.